UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

FBR & Co.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

        30247C301
(CUSIP Number)

Eric F. Billings Billings Capital Management LLC 1001 Nineteenth St. N., Suite 1950 Arlington, Virginia 22209 (703) 962-1871
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             March 17, 2015
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 30247C301	Page 2 of 6 Pages

1           Names of Reporting Persons

ERIC F. BILLINGS (in the capacity described herein)

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		148,328
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 148,328
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

148,328

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.9%

14           Type of Reporting Person (See Instructions)

IN, IA

CUSIP No. 30247C301	Page 3 of 6 Pages

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by Eric F. Billings with the United States Securities and Exchange Commission on February 14, 2014 (the “Initial Schedule 13D”) and all amendments thereto (together with the Initial Schedule 13D, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.001 per share (the “Shares”) of FBR & Co., a Virginia corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 2.                   Identity and Background.

                This statement relates to Shares held for the accounts of BCM Weston, LP, a Delaware limited partnership (“BCM Weston”), BCM Weston Accredited LP, a Delaware limited partnership (“BCM Accredited”), Locorr Long/Short Equity (“Locorr”), and by the Reporting Person.  Billings Capital Management, LLC (“BCM LLC”) serves as principal investment manager to BCM Weston and BCM Accredited and as a sub-adviser to Locorr.  As such, BCM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of BCM Weston, BCM Accredited and Locorr.

Item 4.                   Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The Reporting Person acquired the Shares over which he exercises beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Person has had discussions with officers of the Issuer and may from time to time enter into discussions with officers, members of the board of directors and other shareholders of the Issuer in connection with the Reporting Person’s investment in the Issuer.  Such discussions may address the Issuer's strategies to enhance shareholder value, including its capital allocation policies. The Reporting Person may also seek to explore increasing or decreasing his ownership position in the Issuer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as he deems appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of his Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

(a) – (b) The Reporting Person may be deemed to be the beneficial owner of 14,995 Shares and 133,333 Shares underlying the options described in Item 6, which collectively represent

CUSIP No. 30247C301	Page 4 of 6 Pages

approximately 1.9% of the Issuer’s outstanding Shares (assuming the exercise of the options referenced above).  The Reporting Person may be deemed to have sole power to vote and sole power to dispose of 148,328 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 8,365,638 Shares outstanding as of March 5, 2015 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2015 less 662,880 Shares, which the Reporting Person sold to the Issuer pursuant to the Purchase and Sale Agreement described in Item 6.

(c)           Except as set forth on Exhibit 1 hereto or otherwise described herein, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Person.

(d)           The limited partners of (or investors in) BCM Weston and BCM Accredited, or its or their subsidiaries or affiliated entities, for which BCM LLC or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e)           March 17, 2015.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 4 and 5 of the Schedule 13D are incorporated herein by reference.

On March 17, 2015, the BCM, BCM Accredited, Locorr, the Reporting Person and the Issuer entered into that certain Purchase and Sale Agreement (the “Purchase and Sale Agreement”). Pursuant to the Purchase and Sale Agreement, the Issuer has agreed to purchase 472,878 Shares held by BCM Weston, 63,022 Shares held by Locorr, 3,428 Shares held by BCM Accredited, and 123,552 Shares held by the Reporting Person directly at a price per Share of $24.91

The description of the Purchase and Sale Agreement set forth above is qualified by reference to the full text of such agreement attached hereto as Exhibit 2, which is incorporated herein by reference

Item 7.                  Material to Be Filed as Exhibits.

Exhibit 1 – Transactions in the Shares effected in the past 60 days.

Exhibit 2 –Purchase and Sale Agreement, dated as of March 17, 2015, by and between the BCM, BCM Accredited, Locorr, the Reporting Person and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2015	ERIC F. BILLINGS

By: /s/ Eric F. Billings
Eric F. Billings

EXHIBIT 1

TRANSACTIONS

Together with Exhibit 1 previously attached to the Schedule 13D, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 17, 2015. As described in this Schedule 13D, all such transactions were sales of Shares directly to the Issuer.

For the Account of	Trade Date	Buy/Sell	Quantity	Price
BCM	3/17/2015	Sell	472,878	$24.91
BCM Accredited	3/17/2015	Sell	3,428	$24.91
Locorr	3/17/2015	Sell	63,022	$24.91
Eric F. Billings	3/17/2015	Sell	123,552	$24.91

EXHIBIT 2
PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT, dated as of March 17, 2015 (this “Agreement”), is being entered into among BCM Weston, LP (“BCM”), BCM Weston Accredited LP (“BCM Accredited”), Locorr Long/Short Equity (“Locorr”), Eric F. Billings (“EFB”, and together with BCM, BCM Accredited and Locorr, the “Selling Stockholders”) and FBR & Co. (the “Company”).  BCM, BCM Accredited, Locorr, EFB and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, the Selling Stockholders have acquired shares of common stock of the Company (the “Shares”);

WHEREAS, each of the Selling Stockholders desire to transfer certain Shares to the Company, and the Company desires to accept such Shares, all as more fully set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.            Purchase and Sale of Shares.  At the Closing:

(a)
BCM shall sell, transfer and deliver to the Company, and the Company shall purchase, acquire and accept from BCM 472,878 Shares, at a price of $24.91 per Share (the “Sale Price”), representing an aggregate purchase price for such Shares of $11,779,390.98.

(b)
BCM Accredited shall sell, transfer and deliver to the Company, and the Company shall purchase, acquire and accept from BCM Accredited 3,428 Shares, at the Sale Price per share, representing an aggregate purchase price for such Shares of $85,391.48.

(c)
Locorr shall sell, transfer and deliver to the Company, and the Company shall purchase, acquire and accept from Locorr 63,022 Shares, at the Sale Price per share, representing an aggregate purchase price for such Shares of $1,569,878.02.

(d)
EFB shall sell, transfer and deliver to the Company, and the Company shall purchase, acquire and accept from EFB 123,552 Shares, at the Sale Price per share, representing an aggregate purchase price for such Shares of $3,077,680.32.

2.           Closing.  The closing and settlement of the transactions described in Section 1 above (the “Closing”) shall occur on or about March 17, 2015 or such other date that is mutually agreed among the Parties.

3.           Representations and Warranties of the Selling Stockholders.  Each of the Selling Stockholder represents and warrants to the Company as follows:

(a)
Title to Shares.  Such Selling Stockholders beneficially owns the Shares being sold by such Selling Stockholder to the Company hereunder, and has and shall deliver to the Company at Closing good title to such Shares, free and clear of any and all liens, claims, security interests, pledges, taxes, options, calls, contracts, mortgages, pledges, charges and other encumbrances.

(b)
Power and Authority.  Such Selling Stockholders has all requisite power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transaction contemplated by this Agreement.  The execution, delivery and performance of this Agreement by such Selling Stockholders has been duly authorized by all necessary action on its part.  This Agreement has been duly executed and delivered by such Selling Stockholder and (assuming due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of such Selling Stockholder, enforceable against it in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

(c)
Receipt of Information.  Each Selling Stockholder has received all the information it considers necessary or appropriate for deciding whether to dispose of the Shares sold by such Selling Stockholder.  Each Selling Stockholder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Company’s purchase of the Shares and the business and financial condition of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access.  Such Selling Stockholder has not received and is not relying on any representations or warranties from the Company.

4.           Further Assurances.  The Parties agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

5.           Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party hereto.

6.           Costs and Expenses.  Each Party to this Agreement shall be responsible for such Party’s own expenses in connection with this Agreement.

7.           Governing Law.  This Agreement shall be governed by and construed under the laws of the State of New York without giving effect to the conflicts of laws principles thereof.

8.           Entire Agreement.  This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

9.           Counterparts, Entire Agreement, No Oral Modification.  This Agreement may be executed by any Party hereto by facsimile or electronic transmission in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument, represent the complete understanding of the Parties hereto with respect to the subject matter hereof and may be amended or modified only in writing signed by the Parties hereto.

10.           Specific Performance. The Parties agree that money damages would not be a sufficient remedy for any breach of this Agreement and that the non-breaching party shall be entitled to, and the breaching party shall not oppose the granting of, equitable relief, including injunction and specific performance, in the event of any such breach, in addition to all other remedies available to the non-breaching party at law or in equity.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

BCM Weston, LP
By:	Billings Capital Management, LLC
By:	______________________________________
Name:
Title:

BCM Weston Accredited LP
By:	Billings Capital Management, LLC
By:	______________________________________
Name:
Title:

Locorr Long/Short Equity
By:	Billings Capital Management, LLC
By:	______________________________________
Name:
Title:

Eric F. Billings

______________________________________
Name:	Eric F. Billings

[Signature Page to Purchase and Sale Agreement]

FBR & CO.

By:	______________________________________
Name:	Bradley J. Wright
Title:	E.V.P. & Chief Financial Officer

\

[Signature Page to Purchase and Sale Agreement]